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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                                ONDISPLAY, INC.
                                (Name of Issuer)
                                  COMMON STOCK
                                $.001 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   68232L100
                                 (Cusip Number)

                                 David Brodsky
                              Vignette Corporation
                           901 South Mopac Expressway
                              Austin, Texas 78746
                                 (512) 306-4300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                  May 21, 2000
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  Page 1 of 6

                                  SCHEDULE 13D

CUSIP No. 68232L100                                           Page 2 of 6 Pages
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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Vignette Corporation
      74-2769415
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [ ]

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS
      00

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [ ]

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

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                                        7    SOLE VOTING POWER

                                        ---------------------------------------
                                        8    SHARED VOTING POWER
           NUMBER OF SHARES                  8,828,391
      BENEFICIALLY OWNED BY EACH        ---------------------------------------
        REPORTING PERSON WITH           9    SOLE DISPOSITIVE POWER

                                        ---------------------------------------
                                        10   SHARED DISPOSITIVE POWER

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 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,828,391(1)

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 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          39%

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 14       TYPE OF REPORTING PERSON

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(1)  8,828,391 shares of OnDisplay, Inc. ("OnDisplay") common stock are subject to a Stockholder Agreement entered into by Vignette and certain stockholders of OnDisplay (discussed in Items 3 and 4 below). Vignette expressly disclaims beneficial ownership of any of the shares of OnDisplay common stock covered by the Stockholder Agreement. Based on the number of shares of OnDisplay common stock outstanding as of May 16, 2000 (as represented by OnDisplay in the Merger Agreement discussed in Items 3 and
     4), the number of shares of OnDisplay common stock indicated represents approximately 39% of the outstanding OnDisplay common stock.

   Item 1.  Security and Issuer.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share (the "Common Stock"), of OnDisplay, Inc., a Delaware corporation (sometimes referred to herein as "Issuer" or "OnDisplay"). The principal executive offices of OnDisplay are located at 12667 Alcosta Boulevard, Suite 300, San Ramon, California 94583.

   Item 2.  Identity and Background.

     (a) The name of the person filing this statement is Vignette Corporation, a Delaware corporation ("Vignette").

     (b) The address of Vignette's principal business is 901 South Mopac Expressway, Austin, Texas 78746.

     (c) Vignette is a leading global provider of e-Business application software products and services. Vignette's e-Business solutions are designed to enable businesses to build successful and sustainable online businesses.

     (d) Neither Vignette, nor to Vignette's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).

     (e) Neither Vignette, nor to Vignette's knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

     (f) To Vignette's knowledge each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

     Set forth on Schedule A is the name, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Vignette as of the date hereof.

   Item 3.  Source and Amount of Funds or Other Consideration.

     As an inducement for Vignette to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain stockholders of OnDisplay (the "Stockholders") entered into a Stockholder Agreement (See Item 4). Vignette did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Stockholder Agreement. In addition, the Stockholders granted Vignette an irrevocable proxy with respect to the shares covered by the Stockholder Agreement.

     References to, and descriptions of, the Offer, the Merger, the Merger Agreement and the Stockholder Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

   Item 4.  Purpose of Transaction.

     (a) - (b) Pursuant to an Agreement and Plan of Merger dated as of May 21, 2000 (the "Merger Agreement"), among Vignette, Wheels Acquisition Corp., a newly formed Delaware corporation and wholly-owned subsidiary of Vignette ("Merger Sub"), and OnDisplay, and subject to the conditions set forth therein (including, if necessary, approval of the Merger by stockholders of OnDisplay), Merger Sub will make an exchange offer (the "Offer") to exchange shares of Vignette's common stock for all issued and outstanding shares of OnDisplay common stock and Merger Sub will merge with and into OnDisplay and OnDisplay will become a wholly-owned subsidiary of Vignette (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into OnDisplay with OnDisplay remaining as the surviving corporation (the "Surviving Corporation").

     As a result of the Merger, each outstanding share of OnDisplay common stock, other than shares owned by OnDisplay, Vignette and Merger Sub will be converted into the right to receive 1.58 shares (the "Exchange Ratio") of Vignette common stock, and each outstanding option to purchase OnDisplay common stock will be assumed by Vignette and adjusted, as appropriate, according to the Exchange Ratio.

     Each Stockholder has, by executing the Stockholder Agreement, agreed to tender in the Offer and to vote that portion of the 8,828,391 shares of OnDisplay common stock beneficially owned by it (with respect to each Stockholder, the "Shares") as described below.

     Pursuant to the Stockholder Agreement, each Stockholder has agreed to tender, upon the request of Vignette (and has agreed not to withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. In addition, each Stockholder has agreed, at every OnDisplay stockholders meeting and on every action or approval by written consent instead of a meeting, to cause the Shares
(i) to be voted in favor of adoption and approval of the Merger Agreement and approval of the Merger and (ii) not to be voted in favor of the approval of any Acquisition Proposal (as defined in the Merger Agreement), any reorganization, recapitalization, liquidation or winding up of OnDisplay, or any other extraordinary transaction involving OnDisplay or any corporate action, the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the Offer, the Merger or any other transactions contemplated by the Merger Agreement. The Stockholder may vote the Shares on all other matters. The Stockholder Agreement terminates upon the termination of the Merger Agreement. As part of the Stockholder Agreement, each Stockholder delivered an irrevocable proxy to Vignette granting it the right to vote its shares of OnDisplay common stock in the manner similar to the obligations of the Stockholder under the Stockholder Agreement described above.

     The purpose of the transactions under the Stockholder Agreement are to enable Vignette and OnDisplay to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) Upon the acceptance for exchange of shares of OnDisplay common stock pursuant to the Offer, Vignette will be entitled to designate a number of directors of OnDisplay, rounded up to the next whole number, that equals the product of (i) the total number of directors on OnDisplay's board of directors and (ii) the percentage that the number of shares beneficially owned by Vignette and Merger Sub bears to the total number of shares of OnDisplay common stock outstanding. Until the merger has become effective, OnDisplay's board of directors will consist of at least two members who were directors of OnDisplay prior to the consummation of the Offer. It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of OnDisplay, until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f) Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. The name of the Surviving Corporation will be OnDisplay, Inc. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

     (h) - (i) If the Merger is consummated as planned, the OnDisplay common stock will be deregistered under the Act and cease to be authorized to be quoted on The Nasdaq National Market.

     (j) Other than described above, Vignette currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Vignette reserves the right to develop such plans).

     References to, and descriptions of, the Merger Agreement and the Stockholder Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this
Schedule 13D, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

   Item 5. Interest in Securities of the Issuer.

     (a) - (b) As a result of the Stockholder Agreement, Vignette may be deemed to be the beneficial owner of 8,828,391 shares of OnDisplay common stock. Those shares of OnDisplay common stock constitute approximately 39% of the issued and outstanding shares of OnDisplay common stock based on the number of shares of OnDisplay common stock outstanding as of May 16, 2000 (as represented by OnDisplay in the Merger Agreement discussed in Items 3 and 4). Vignette may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Vignette (i) is not entitled to any rights as a stockholder of OnDisplay as to the Shares and (ii) disclaims any beneficial ownership of the shares of OnDisplay common stock which are covered by the Stockholder Agreement. Vignette does not have the power to dispose of the Shares.

     (c) To the knowledge of Vignette, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of Vignette, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of OnDisplay.

     (e)  Not Applicable.

   Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

     Other than the Merger Agreement and the exhibits thereto, including the Stockholder Agreement, and as set forth below, to the knowledge of Vignette, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of OnDisplay, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Sigma Partners is the beneficial owner of securities of OnDisplay and of Vignette. John Mandile, a partner of Sigma Partners, is a director of OnDisplay. Robert Davoli, a partner of Sigma Partners, is a director of Vignette.

   Item 7. Materials to be Filed as Exhibits.

     The following documents are filed as exhibits:

     1. Agreement and Plan of Merger, dated as of May 21, 2000, by and among Vignette, Merger Sub and OnDisplay.

     2. Stockholder Agreement, dated May 21, 2000, between Vignette and certain stockholders of OnDisplay.

                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2000

VIGNETTE CORPORATION


By: /s/ Joel G. Katz
   ------------------------------------
   Name:  Joel G. Katz
   Title: Chief Financial Officer

                                                                     SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF VIGNETTE CORPORATION

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Vignette. Except as indicated below, the business address of each such person is Vignette Corporation, 901 South Mopac Expressway, Austin, Texas 78746.

                               BOARD OF DIRECTORS

Name and Business Address          Present Principal Occupation
------------------------------     --------------------------------------
Gregory A. Peters                  Chief Executive Officer, President and
                                   Director, Vignette Corporation

Robert E. Davoli                   General Partner
Sigma Partners                     Sigma Partners
20 Custom House
Suite 830
Boston, MA 02110

Joseph A. Marengi                  Senior Vice President
Dell Computer Corporation          Dell Computer Corporation
One Dell Way
Bldg 3, Box 3
Round Rock, TX 78682

Steven G. Papermaster              Chairman
701 Brazos                         Powershift Group
Suite 500                          Chairman
Austin, TX 78701                   Perficient, Inc.

John D. Thornton                   General Partner
Austin Ventures                    Austin Ventures
114 West Seventh Street
Suite 1300
Austin, TX 78701

                         EXECUTIVE OFFICERS OF VIGNETTE

               Name                               Title
------------------------------     --------------------------------------
Gregory A. Peters                  Chief Executive Officer, President, and
                                   Director

William R. Daniel                  Senior Vice President, Products

Joel G. Katz                       Chief Financial Officer and Secretary

Laurie Frick                       Senior Vice President, Marketing

Calvin B. Killen                   Senior Vice President, Engineering

Philip C. Powers                   Senior Vice President, Professional Services

Charles W. Sansbury                Senior Vice President, Corporate Development

Richard L. Schwartz                Vice President, Emerging Technology

Michael J. Vollman                 Senior Vice President, Sales and Services